Room 4561

January 8, 2008

Mr. A. Lorne Weil
Chairman of the Board and
 Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue
25th Floor
New York, New York 10022

      Re: Scientific Games Corporation
            Form 10-K for the Year Ended December 31, 2006
            Filed March 1, 2007
            Form 8-K filed November 1, 2007
            File No. 000-13063

Dear Mr. Weil:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(3) Acquisitions, page 85

1.   We note that you exchanged the $16.1 million receivable from ILC as part of the purchase consideration for the December 2006 acquisition transaction. We further note that you impaired the goodwill recorded in connection with this transaction shortly after the acquisition. Please provide us with the following information regarding these transactions:

   a. Describe the history of the receivable from ILC including the nature of the receivable, terms and billing/collection history;
   b. Describe the financial condition of ILC at the date of acquisition;
   c. Tell us whether any consideration was given to writing the receivable off and, if so, when;
   d. Tell us how you determined the fair value of the receivable on the acquisition date;
   e. Describe the circumstances between the acquisition and the subsequent impairment and explain how those circumstances support the initial fair value of the receivable and subsequent write off of the goodwill.

Refer to the accounting literature that you relied on, as appropriate.

Form 8-K filed November 1, 2007

Exhibit 99.1

Reconciliation of Net Income to Adjusted EBITDA

1.   We note that in 2006 you began to include your share of earnings or losses from joint ventures (JVs) in your computation of EBITDA. This appears to have been a change from prior periods in which you excluded those amounts and we note that your disclosures did not appear to explain the change. Please explain to us the merits of each calculation, why the change was made and how you determined the level of disclosure regarding the change. As part of your response, provide us with a table that shows the quarterly EBITDA measures calculated using both methods for the four quarters on either side of the period of change.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief